On March 24, 2017, Focus Ventures Ltd. announced that it has closed a non-brokered private placement financing of 100 million units at CAD$0.05 per unit, for gross proceeds of CAD$5.0 million.  Excerpts from the announcement are set forth below:

Focus completes $5.0 million private placement

March 24, 2017; Vancouver, Canada:  Focus Ventures Ltd. is pleased to announce that due to strong interest from investors, the Company has increased the size of its previously announced private placement financing.  The Company has now closed the placement with the issuance of 100 million units at $0.05 per unit, for gross proceeds of $5.0 million.  Each unit consists of one common share and one full warrant, each full warrant entitling the holder to purchase one additional common share of the Company at $0.10 for five years from closing.

In connection with this financing, the Company paid finder’s fees totaling $153,623.05 cash and issued a total of 2,214,100 warrants which have the same terms as described above.  The common shares and warrants issued in the placement are subject to a resale restriction until July 24, 2017.

The proceeds of the financing are intended to be spent on engineering and marketing of the Company’s Bayovar 12 Project and for general working capital purposes.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.  This news release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities.  Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

ON BEHALF OF THE BOARD

Simon Ridgway, Chief Executive Officer

For further information, contact:

Gordon Tainton, President

Tel: 604-248-8380;  Fax: 604-682-1514

Email: info@focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s intended use of the financing proceeds.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors relate to, among other things, whether the Company will spend the financing proceeds as planned; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: t hat the Company will spend the financing proceeds as planned; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.